ARTICLES OF AMENDMENT

for a

MARYLAND <u>Stock</u> CORPORATION

(1)

(2) ## ScienceCast, Inc.

a Maryland corporation, certifies to the State Department of Assessments and Taxation of Maryland that the charter of the corporation shall be and hereby is amended as follows:

(3) See attached Continuation Sheet

This amendment of the charter of the corporation has been approved by

(4) the Corporation's Board of Directors. *and the Corporation's Shareholders*

The undersigned acknowledges that this is an act of the above-named corporation, and verifies, under the penalties for perjury, that the matters and facts stated herein, which require such verification, are true and accurate, to the best of his/her knowledge, information, and belief.

(5) _____
ATTESTED TO BY (signature/title)

(5) _____
SIGNED BY (signature/title)

Victor Galitski

(6) Return address of filing party:

Andrew Jiranek

16 Willow Avenue

Towson, MD 21286

MARYLAND STATE DEPARTMENT OF ASSESSMENTS & TAXATION — Maryland — 301 WEST PRESTON STREET, BALTIMORE, MARYLAND 21201-2395

SDAT Corporate Charter Amendment Rev.March 2023   Page 1 of 2

Continuation Sheet to Articles of Amendment
ScienceCast, Inc.
October 16, 2023

Article IV of the Corporation's Articles of Incorporation is hereby amended in its entirety to provide as follows:

ARTICLE IV

The Corporation shall have the authority to issue One Hundred Million (100,000,000) shares of common stock with $.001 par value per share ("Common Stock"), of which Fifty Million (50,000,000) are designated as "Class A Voting Common Stock" and Fifty Million (50,000,000) are designated as "Class B Non-Voting Common Stock."

Each holder of shares of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Except as otherwise required by applicable law, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive distributions in liquidation of the Corporation, and the identical right to receive consideration upon the or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.